August 2008
Preliminary Terms No. 742
Registration Statement No. 333-131266
Dated August 4, 2008
Filed pursuant to Rule 433

INTEREST RATE STRUCTURED PRODUCTS

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

The amount of interest payable on the notes will be linked to the average of the year-over-year changes in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “U.S. inflation index”) and the EUROSTAT HICP Consumer Price Index (excluding Tobacco) (non-revised) (the “Euro inflation index”), which we refer to together as the “inflation indices.”  The U.S. inflation index is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.  The Euro inflation index is reported monthly by EUROSTAT, as defined herein, and published on Bloomberg CPTFEMU or any successor service.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer Ratings:	Moody’s: Aa3 (downgrade review) / S&P: A+ (negative outlook)*
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	August , 2008
Original issue date:	August 15, 2008 ( business days after the pricing date)
Maturity date:	November 15, 2011
Interest accrual date:	August 15, 2008
Principal protection:	100%
Interest:	The arithmetic average of the year-over-year changes in the U.S. inflation index and the Euro inflation index, plus the spread. See “Interest Rate” on page 3.
Initial interest rate:	See “Interest Rate” on page 3
Spread:	1.40% to 1.60%. The actual spread will be set on the pricing date.
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 15th day of each month, beginning September 15, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 15th day of each month, beginning September 15, 2008, whether or not such day is a business day.
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting service:	U.S. inflation index: Bloomberg CPURNSA Euro inflation index: Bloomberg CPTFEMU
Redemption percentage at maturity:	100%
Redemption:	N/A
Specified currency:	U.S. dollars
CUSIP:	61745EK83
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	2%	98%
Total	$	$	$
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* On June 27, 2008, Moody’s Investor Services placed our long-term debt ratings on review for downgrade. The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

0HAmendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Investment Overview

The amount of interest payable on the notes on each interest payment date will be linked to the arithmetic average of the year-over-year changes in the U.S. inflation index and the Euro inflation index.

U.S. Inflation Index

The U.S. inflation index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The U.S. inflation index for a particular month is published during the following month.

The U.S. inflation index is a measure of the average change in prices paid by urban consumers over time for a fixed market basket of goods and services , including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.  In contrast to the Euro inflation index, the basket measured by the U.S. inflation index includes the costs associated with owner-occupied housing and the cost of tobacco products.  Like the Euro inflation index, the U.S. inflation index measures the final price of the goods in the basket, including any applicable sales or excises taxes that are dependant on the cost of the items in question.  The U.S. inflation index is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Euro Inflation Index

The Euro inflation index for purposes of the notes is the Monetary Union Index of Consumer Prices (excluding tobacco), reported monthly by the Statistical Office of the European Communities (“EUROSTAT”) and published on Bloomberg CPTFEMU or any successor service.

The Monetary Union Index of Consumer Prices (the “MUICP”) is an aggregation of the Harmonized Indices of Consumer Prices (“HICPs”) produced by each of the member states of the European Monetary Union (Austria, Belgium, Finland, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands and Portugal).   Each of the member states’ HICP is calculated using a similar formula to allow the MUICP to provide a reliable measure of consumer price changes across the Eurozone.  The MUICP results from the weighted sum of the member state HICPs, with the country weightings being generally based on household spending.  The particular baskets of goods measured by the HICPs may vary by country, and are generally chosen and weighted within a member state based on consumption patterns and consumer importance within that member state.  The prices measured by the HICPs are inclusive of any sales, excise or value-added taxes.  In contrast with the U.S. inflation index, the cost of tobacco products and the costs associated with owner-occupied housing are not included in any of the HICPs.  The MUICP is expressed in relative terms in relation to a time basis reference year for which the level is set at 100.0.  The base reference year for these notes is 2005.

August 2008	Page 2

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Interest Rate

The interest rate for the notes being offered by this preliminary terms for each interest payment period during the term of the notes will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	U.S. inflation index change + Euro inflation index change	+	Spread
2

where:

U.S. inflation index change	=	U.S. inflation index levelt − U.S. inflation index levelt-12
U.S. inflation index levelt-12

and

Euro inflation index change	=	Euro inflation index levelt − Euro inflation index levelt-12
Euro inflation index levelt-12

and

U.S. inflation index levelt	=	The level of the U.S. inflation index for the applicable reference month, as published on Bloomberg CPURNSA;

U.S. inflation index levelt-12	=	The level of the U.S. inflation index for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA;

Euro inflation index levelt	=	The level of the Euro inflation index for the applicable reference month, as published on Bloomberg CPTFEMU;

Euro inflation index levelt-12	=	The level of the Euro inflation index for the twelfth month prior to the applicable reference month, as published on Bloomberg CPTFEMU; and

Spread = 1.40% to 1.60%, with the actual spread to be determined on the pricing date.

The interest rate for the first interest payment date will be determined on the pricing date using the formula above.  In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

U.S. inflation index levelt and Euro inflation index levelt for any interest reset date is the level of the respective inflation index for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including August 15, 2008 to but excluding September 15, 2008, U.S. inflation index levelt and Euro inflation index levelt will be the levels of the respective inflation indices for May 2008 (the reference month), and U.S. inflation index levelt-12 and Euro inflation index levelt-12 will be the levels of the inflation indices for May 2007 (which are the levels of the inflation indices for the twelfth month prior to the reference month).  The levels for any month for each of the inflation indices are published in the immediately following month.

For more information regarding the calculation of interest rates on the notes, including historical levels of both inflation indices and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations” in these preliminary terms.

August 2008	Page 3

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Fallback provisions for the U.S. inflation index

If by 3:00 PM (New York City time) on any interest determination date the level of the U.S. inflation index is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the level of the U.S. inflation index as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the level of the U.S. inflation index as reported by the BLS.

In calculating U.S. inflation index levelt and U.S. inflation index levelt-12, the calculation agent will use the most recently available value of the level of the U.S. inflation index determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of U.S. inflation index levelt and U.S. inflation index levelt-12 used by the calculation agent on any interest reset date in calculating the interest rate on the notes (an “initial level of the U.S. inflation index”) is subsequently revised by the BLS, the calculation agent will continue to use the initial level of the U.S. inflation index, and the interest rate determined on such interest determination date will not be revised.

If the level of the U.S. inflation index is rebased to a different year or period and the 1982-1984 level of the U.S. inflation index is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 level of the U.S. inflation index continues to be published.

If, while the notes are outstanding, the U.S. inflation index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the level of U.S. inflation for purposes of calculating the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting level of the U.S. inflation index used in calculating the interest rate on the notes is administratively acceptable to the calculation agent.

Fallback provisions for the Euro inflation index

If by 3:00 PM (New York City time) on any interest determination date the level of the Euro inflation index is not published on Bloomberg CPTFEMU for any relevant month, but has otherwise been published by EUROSTAT the calculation agent will determine the level of the Euro inflation index as reported by EUROSTAT for such month using such other source as on its face, after consultation with us, appears to accurately set forth the level of the Euro inflation index as reported by EUROSTAT.

In calculating Euro inflation index levelt and Euro inflation index levelt-12, the calculation agent will use the most recently available value of the Euro inflation index determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month.  However, if a value of Euro inflation index levelt and Euro inflation index levelt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial level of the Euro inflation index”) is subsequently revised by EUROSTAT, the calculation agent will continue to use the initial level of the Euro inflation index, and the interest rate determined on such interest determination date will not be revised.

If the level of the Euro inflation index is rebased to a different year and the 2005 level of the Euro inflation index is no longer used, the base reference year for the Euro inflation index for the notes will continue to be the 2005 reference year as long as the 2005 level of the Euro inflation index continues to be published.

If, while the notes are outstanding, the Euro inflation index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the level of Eurozone inflation for purposes of calculating the interest rate on the notes by reference to the applicable substitute index that is chosen by the government of any member state of the European Monetary Union for the debt obligations of such government (but not any government agency) that pays a coupon or redemption amount that is calculated by reference to the level of inflation in

August 2008	Page 4

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

the European Monetary Union or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting level of the Euro inflation index used in calculating the interest rate on the notes is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to ..001.

August 2008	Page 5

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
In periods of little or no inflation in the Eurozone or the United States, the interest rate will be equal to the spread and may be as little as zero. Interest payable on the notes is linked to year-over-year changes in the levels of the U.S. inflation index and the Euro inflation index, as determined each month.  If the levels of the U.S. inflation index and the Euro inflation index for the same month in successive years do not increase, which is likely to occur when there is little or no inflation in the economies of the United States and Eurozone, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread, which we expect to be 1.40% to 1.60% per annum and which will be set on the pricing date.  If the levels of the U.S. inflation index and the Euro inflation index for the same month in successive years decrease, which is likely to occur when there is deflation in the United States and the Eurozone, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum.  If the levels of the U.S. inflation index and the Euro inflation index for the same month in successive years decline by the spread or more, investors in the notes will not receive any interest on the notes for any applicable interest payment periods.

▪
The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.  If there are only minimal increases, no changes or decreases in the monthly levels of the U.S. inflation index and the Euro inflation index measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the pricing date if we issued a debt instrument with terms otherwise similar to those of the notes.

▪
The levels of the U.S. inflation index and the Euro inflation index may not be correlated.  Year-over-year changes in the levels of the U.S. inflation index and the Euro inflation index may not correlate with each other. In addition, the two inflation indices track different baskets of goods and services and calculate the resulting index levels in separate ways and these methodological differences could result in differing levels of inflation as reported by the two inflation indices.  As a result of this potential lack of correlation or the methodological differences, there may be less reported inflation or even deflation in the Eurozone at a time when there is reported inflation in the United States, or vice versa.  Therefore, in calculating the interest payment on any interest determination date, a positive year-over-year reported change in one of the inflation indices may be moderated, or wholly offset, by lesser positive changes or even negative year-over-year changes in the other inflation index, and as a result the interest rate you receive for such interest payment period may be reduced, possibly to zero.

▪
Your interest rate is based upon the levels of the U.S. inflation index and the Euro inflation index. The levels of the U.S. inflation index and the Euro inflation index itself and the way the BLS calculates the U.S. inflation index or the way EUROSTAT calculates the Euro inflation index may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the U.S. inflation index or that EUROSTAT will not change the method by which it calculates the Euro inflation index.  In particular, EUROSTAT is currently in the process of investigating how the costs associated with owner-occupied housing may be incorporated into the Euro inflation index.  In addition, changes in the way one or both of the inflation indices are calculated could reduce the level of one or both of the inflation indices and therefore lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the one or both of the inflation indices is substantially altered, a substitute index may be employed to calculate the level of that inflation index and therefore the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

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Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

▪
The historical levels of the U.S. inflation index and the Euro inflation index are not an indication of the future levels of the U.S. inflation index and the Euro inflation index.  In the past, each of the inflation indices has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the levels of the U.S. inflation index and the Euro inflation index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the levels of the U.S. inflation index or the Euro inflation index.  Such changes may be significant. Changes in the levels of the U.S. inflation index and the Euro inflation index are a function of the changes in specified consumer prices in the United States and the Eurozone, respectively, over time, which result from the interaction of many factors over which we have no control.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

August 2008	Page 7

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are graphs of the monthly reported levels of each of the U.S. inflation index and the Euro inflation index for the periods from January 2001 to June 2008 and tables of the historical levels of the inflation indices as reported by the BLS and EUROSTAT, respectively, for the period from January 2001 to June 2008.  Also provided below are the hypothetical interest rates for the period from April 2002 to September 2008 that would have resulted from the historical levels of the U.S. inflation index and the Euro inflation index presented below and a hypothetical spread of 1.50%.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the inflation indices should not be taken as an indication of future levels of the inflation indices, and no assurance can be given as to the levels of the inflation indices for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the levels of the inflation indices on the amount of interest payable to you on the notes. However, the levels of the inflation indices may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the levels of the inflation indices level over the term of the notes, which we refer to as the volatility of the inflation indices, may be significantly different than the volatility of the inflation indices indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Reported Levels of the U.S. Inflation Index, January 2001 to June 2008

Reported Levels of the Euro Inflation Index, January 2001 to June 2008

August 2008	Page 8

Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Historical Levels of the U.S. Inflation Index

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	175.1	177.1	181.7	185.2	190.7	198.3	202.4	211.1
February	175.8	177.8	183.1	186.2	191.8	198.7	203.5	211.7
March	176.2	178.8	184.2	187.4	193.3	199.8	205.4	213.5
April	176.9	179.8	183.8	188.0	194.6	201.5	206.7	214.8
May	177.7	179.8	183.5	189.1	194.4	202.5	207.9	216.6
June	178.0	179.9	183.7	189.7	194.5	202.9	208.4	218.8
July	177.5	180.1	183.9	189.4	195.4	203.5	208.3	-
August	177.5	180.7	184.6	189.5	196.4	203.9	207.9	-
September	178.3	181.0	185.2	189.9	198.8	202.9	208.5	-
October	177.7	181.3	185.0	190.9	199.2	201.8	208.9	-
November	177.4	181.3	184.5	191.0	197.6	201.5	210.2	-
December	176.7	180.9	184.3	190.3	196.8	201.8	210.0	-

Historical Levels of the Euro Inflation Index

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	91.37	93.59	95.13	96.58	98.20	100.62	102.38	105.67
February	91.80	93.76	95.55	96.83	98.54	100.91	102.70	106.04
March	92.14	94.27	95.98	97.35	99.31	101.47	103.39	107.11
April	92.65	94.70	96.15	97.86	99.73	102.16	104.05	107.46
May	93.08	94.87	96.07	98.11	99.99	102.44	104.31	108.14
June	93.17	94.79	96.15	98.20	100.08	102.51	104.41	108.54
July	93.08	94.62	95.98	97.94	99.99	102.36	104.14	-
August	93.08	94.70	96.15	98.20	100.25	102.46	104.19	-
September	93.34	95.04	96.49	98.28	100.67	102.48	104.59	-
October	93.25	95.21	96.58	98.71	100.93	102.51	105.12	-
November	93.17	95.13	96.58	98.63	100.67	102.55	105.69	-
December	93.25	95.30	96.92	98.88	101.1	102.96	106.12	-

Hypothetical Interest Rates Based on Historical Inflation Index Levels

Month	2002	2003	2004	2005	2006	2007	2008
January	-	3.564%	3.240%	4.197%	4.798%	2.935%	4.532%
February	-	3.651%	3.145%	4.323%	4.262%	3.421%	5.190%
March	-	3.788%	3.290%	4.139%	4.330%	3.690%	5.066%
April	3.286%	3.621%	3.225%	3.824%	4.725%	3.408%	5.231%
May	3.136%	3.945%	3.016%	3.887%	4.501%	3.595%	5.141%
June	3.394%	3.917%	3.082%	4.081%	4.269%	3.847%	5.278%
July	3.426%	3.378%	3.532%	4.211%	4.491%	3.715%	5.098%
August	3.052%	3.161%	4.088%	3.859%	4.808%	3.746%	5.436%
September	2.903%	3.274%	4.199%	3.722%	4.873%	3.782%	5.977%
October	3.060%	3.274%	4.016%	4.131%	4.758%	3.549%	-
November	3.272%	3.345%	3.893%	4.364%	4.512%	3.325%	-
December	3.168%	3.423%	3.696%	5.059%	3.430%	3.909%	-

The hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 4.323% per annum. This hypothetical interest rate is calculated by inserting the following levels of the inflation indices into the interest rate formula described above under “Interest Rate”:

U.S. inflation index levelt = 191.0, which is equal to the level of the U.S. inflation index for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month;

Euro inflation index levelt = 98.63, which is equal to the level of the Euro inflation index for the reference month;

U.S. inflation index levelt-12 = 184.5, which is equal to the level of the U.S. inflation index for November 2003, the twelfth calendar month prior to the reference month; and

Euro inflation index levelt-12 = 95.58, which is equal to the level of the Euro inflation index for November 2003, the twelfth calendar month prior to the reference month

Interest Rate = {[(191.0 – 184.5) / 184.5] + [(98.63 – 96.58) / 96.58]} / 2 + 1.50% = 4.323%

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Senior Floating Rate Notes due 2011
U.S. and Eurozone Inflation Index-Linked Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on August 15, 2008, which will be the scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

August 2008	Page 10